Skadden, Arps, Slate, Meagher & Flom llp
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com
August 12, 2010
VIA EDGAR AND COURIER
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director
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RE:	RRI Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 6, 2010
File No. 333-167192

Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-16455
Dear Mr. Owings:
     On behalf of RRI Energy, Inc. (“RRI”) we hereby submit responses to the Staff’s comments regarding RRI’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed on July 6, 2010 (“Amendment No. 1”), as set forth in the Securities and Exchange Commission’s letter to Michael L. Jines, dated July 26, 2010 (the “Comment Letter”). We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Mirant Corporation (“Mirant”) regarding the Staff’s comments to Amendment No. 1. Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), including exhibits. We are also providing via courier five copies of Amendment No. 2, including exhibits, and two copies of Amendment No. 2 marked to show changes from Amendment No. 1.
     Amendment No. 2 incorporates changes responsive to the comments set forth in the Comment Letter. In addition, we have updated the disclosure in the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements in Amendment No. 2 to include historical consolidated financial information for the six months ended June 30, 2010.

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August 12, 2010

     For your convenience, we have repeated each of the Staff’s comments in bold prior to the response. All references to page numbers and footnotes in the responses below each heading are to the pages or footnotes, respectively, in Amendment No. 2. The references to page numbers and footnotes in the headings are to Amendment No. 1.
Summary, page 1
Material U.S. Federal Income Tax Consequences of the Merger, page 5
1.	You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. In the first sentence in the first paragraph, please delete the assumption that the merger will qualify as a reorganization. In the same sentence delete the words “RRI and Mirant anticipate.” Please make similar changes on page ix.
Response: The disclosure set forth in the sections of the Registration Statement entitled “Summary – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 5 and “Questions and Answers About the Special Meeting” beginning on page iv of Amendment No. 2 has been revised in response to the Staff’s comment.
2.	Please disclose that you have received tax opinions and identify counsel.
Response: The Staff is respectfully advised that Skadden, Arps, Slate, Meagher & Flom LLP, counsel to RRI, and Wachtell, Lipton, Rosen & Katz, counsel to Mirant, will each render a tax opinion to RRI and Mirant, respectively, which will be filed with the Commission as Exhibit 8 opinions prior to requesting effectiveness of the Registration Statement. The form of tax opinion and consent of each of Skadden, Arps, Slate, Meagher & Flom LLP and Wachtell, Lipton, Rosen & Katz have been filed with Amendment No. 2.
Comparative Per Share Data, page 17
3.	We respectfully submit that the historical and pro forma and pro forma equivalent per share information has not been computed in accordance with the instructions to paragraphs (e) and (f) of Item 3 of Form S-4. Please note that the historical per share information should be in comparative form with the related pro forma per share data such that a user can compare historical per share results on the same basis as pro forma per share amounts.

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Response: The disclosure in the section of the Registration Statement titled “Comparative Per Share Data” on page 17 of Amendment No. 2 has been revised in response to the Staff’s comment. The table set forth in this section compares (a) historical RRI information with pro forma per share data for the combined company and (b) historical Mirant information with pro forma equivalent per share data in accordance with the instructions to paragraphs (e) and (f) of Item 3 of Form S-4.
The Merger, page 26
Background of the Merger, page 26
4.	We note your response to comment 9 in our letter dated June 25, 2010. Please disclose why the potential acquiring party mentioned in the second paragraph on page 26 terminated negotiations in August of 2008. Also describe in greater detail why Party A did not pursue an acquisition of Mirant in December 2009, and why Mirant was not interested in pursuing a business combination with Party B in February of 2010. Please clarify whether, other than discussions with Party A and Party B, Mirant considered any other material alternative transactions or opportunities. If not, please explain why.
Response: As previously discussed with the Staff, Mirant cannot provide additional disclosure regarding why (a) the potential acquiring party mentioned on page 26 of Amendment No. 2 terminated negotiations with Mirant in August 2008 and (b) Party A did not pursue an acquisition of Mirant in December 2009. Instead, the Staff is respectfully advised that, when the aforementioned discussions were terminated, the other parties did not provide Mirant with relevant information regarding each of their specific rationales for terminating discussions.
With respect to the Staff’s request for additional information regarding Mirant’s decision not to pursue a business combination with Party B after Party B approached Mirant, the disclosure on page 29 of Amendment No. 2 has been revised in response to the Staff’s comment.
Also, the Staff is respectfully advised that additional disclosure regarding material alternative transactions or opportunities cannot be added because the disclosure currently included in the section of the Registration Statement titled “Background

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of the Merger” discloses the material alternative transactions and opportunities considered by Mirant.
Finally, with respect to why Mirant did not consider any alternative transactions or opportunities other than those disclosed in the section of the Registration Statement titled “Background of the Merger,” Mirant ran a lengthy and robust exploratory process with respect to strategic alternatives. The reasons why the transaction with RRI was ultimately recognized as a favorable strategic alternative are set forth in the section of the Registration Statement titled “Rationale for the Merger” beginning on page 30 of Amendment No. 2.
5.	We note in your disclosure in response to comment 10 in our letter dated June 25, 2010 that RRI entered into confidentiality agreements with approximately ten parties and conducted preliminary discussions with several of these parties. Please disclose whether any material alternative transactions were explored with other parties during RRI’s strategic review in late 2008 and early 2009. If not, please explain why.
Response: The Staff is respectfully advised that the disclosure on page 27 of Amendment No. 2 fully describes all of the material alternative transactions explored with other parties during RRI’s strategic review in late 2008 and early 2009.
Board of Directors and Executive Officers...Amendments to the Combined Company’s Bylaws, page 51
6.	We note your response to comment 18 in our letter dated June 25, 2010. In this section of the filing and in the Summary section, please state the reasons for and the general effect of the amendments, and identify the sections of the bylaws in Annex E that will be amended.
Response: The disclosure on pages 3 and 52 of Amendment No. 2 has been revised in response to the Staff’s comment.

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Material U.S. Federal Income Tax Consequences, page 64
U.S. Federal Income Tax Consequences to Mirant Stockholders. page 64
7.	You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please revise the words in the first sentence that “RRI and Mirant intend for” the merger to qualify as a reorganization. In the first sentence in the first full paragraph on page 65, please delete the assumption that the merger will qualify as a reorganization.
Response: The disclosure set forth in the section entitled “Material U.S. Federal Income Tax Consequences – U.S. Federal Income Tax Consequences to Mirant Stockholders” beginning on page 64 of Amendment No. 2 has been revised in response to the Staff’s comment.
The form of tax opinion and consent of each of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to RRI, and Wachtell, Lipton, Rosen & Katz, counsel to Mirant, have each been revised to state that subject to the assumptions, conditions, limitations and qualifications described therein, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The revised form of tax opinions have been filed with this Amendment No. 2 and tax counsel will render their respective Exhibit 8 opinions prior to such time as the Registration Statement is declared effective by the Commission.
It is a condition to the obligation of Mirant to complete the merger that Mirant receive a written opinion from Wachtell, Lipton, Rosen & Katz dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of RRI to effect the merger that RRI receive a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
8.	Please disclose that you will recirculate and resolicit if one or both of the tax opinions to be delivered at closing are not delivered.
Response: The Staff is respectfully advised that neither RRI nor Mirant currently intends to waive the condition to the merger that RRI and Mirant receive tax opinions from their respective counsel, dated as of the closing date, to the effect

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that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If, however, either RRI or Mirant waive such condition after the Registration Statement is declared effective by the Commission, and if the U.S. federal income tax consequences of the merger to Mirant stockholders have materially changed, RRI and Mirant will recirculate the joint proxy statement/prospectus and resolicit the stockholder votes of RRI and Mirant. The disclosure on page 64 of Amendment No. 2 has been revised in response to the Staff’s comment.
9.	Since you have filed short form tax opinions, please revise this section to clearly state that the discussion is the opinion of counsel.
Response: In response to the Staff’s comment, the Exhibit 8 tax opinions of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to RRI and Wachtell, Lipton, Rosen & Katz, counsel to Mirant, have each been revised to state that subject to the assumptions, conditions, limitations and qualifications described therein, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The revised form of tax opinions have been filed with Amendment No. 2 and tax counsel will render their respective Exhibit 8 opinions prior to such time as the Registration Statement is declared effective by the Commission.
10.	Please describe the basis for opinions of counsel that the merger will qualify as a reorganization within the meaning of the Code.
Response: The Staff is respectfully advised that the opinions will be based on applicable provisions of the Code, Treasury Regulations promulgated thereunder, pertinent judicial authorities, rulings of the Internal Revenue Service and such other authorities determined by tax counsel to be relevant.
Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 105
Note 4. Pro Forma Adjustments, page 110
Note 4(a) Mirant and RRI historical presentation, page 110
11.	We note your response to comment 22 in our letter dated June 25, 2010. As previously requested, please provide the following information so that we can

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understand the reasons that the estimated fair value of your property, plant and equipment (Note 4 (m)) was significantly lower than its book value.
•	For each of the plants for which fair value was not estimated at December 31, 2009 or March 31, 2010 due to cash flow projections indicating that carrying value was recoverable, please quantify for us the effect of the discount factor as well as any change in the forward commodity price.

•	To the extent you used comparable sales transactions of similar generating units or other items of property, plant and equipment in estimating fair value; please show us for the 5 largest plants, how you were able to compare such plants with market transactions. Please indicate how you adjusted, for geographic differences.

•	We note in paragraph 12 of your response that in preparing the fair value estimates associated with the initial purchase price allocation for the combined company’s pro forma financial statements, you consulted an independent advisor. If the independent advisor provided you with a valuation report or narrative of valuation, please provide us with a summary of that report.
Response:
a.	As is typical for merchant power generation assets, the fair value of RRI’s plants are directly impacted by changes in commodity market prices for fuel and power. The power industry’s financial outlook is currently impacted by the economic recession, lower commodity prices and margins, and potential climate change and other environmental regulation. Overall, the current estimated fair value of property, plant and equipment (PP&E), is significantly lower than RRI’s historical book value as a result of these factors and higher discount rates compared to valuations that were performed when the assets were acquired or constructed between 1997 and 2002. Despite the lower fair values, the estimated future cash flows of the assets continue to be sufficient to recover the carrying value of the assets on an undiscounted basis because of the long lives of RRI’s generation plants. For example, RRI’s most recent ASC 360, Property, Plant & Equipment, step 1 impairment review as of March 31, 2010 resulted in no impairment beyond the four plants impaired as of December 31, 2009 and March 31, 2010.

The estimated undiscounted cash flows for RRI’s plants for the purposes of assessing recoverability of long-lived assets under ASC 360, as of March 31, 2010 are presented in Exhibit B to this letter. Additionally,

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Exhibit B contains cash flow projections developed for the preliminary determination of PP&E fair value under ASC 820, Fair Value Measurements and Disclosures, for the pro forma financial statements as of March 31, 2010 and June 30, 2010. In developing the cash flows for the preliminary fair value determination, RRI utilized a set of existing long-term projections weighted to approximate the long-term outlook of Mirant as the accounting acquirer. The final determination of fair value for PP&E and allocation of the purchase price will be conducted subsequent to the close of the merger and will incorporate inputs and assumptions consistent with ASC 820 and ASC 805, Business Combinations. The final determination could differ materially from the preliminary pro forma determination and RRI added sensitivity to note 4(a) to the pro forma financial statements.

As reflected in Exhibit B, the most significant adjustment to the projected cash flows in estimating the preliminary fair value determination of PP&E for the pro forma financial statements is the impact of discounting the cash flows. Assumption differences between the RRI management estimated undiscounted cash flows as of March 31, 2010 and the projected undiscounted cash flows utilized in the preliminary fair value determination of PP&E for the pro forma financial statements were primarily: (1) disregarding the RRI undiscounted cash flow scenario based on the five year market forecast with escalation which was not consistent with assumptions of Mirant as the accounting acquirer, and (2) calculation of corporate overhead allocated to individual plants consistent with the assumptions of Mirant.

March 2010 forward commodity curves were used as the basis for both the RRI management estimated undiscounted cash flows as of March 31, 2010 and the estimated fair value determination of PP&E for the pro forma financial statements as of March 31, 2010. June 2010 observable forward commodity curves were utilized in the updated fair value determination for RRI's preliminary purchase allocation contained in the pro forma financial statements as of June 30, 2010, but did not materially affect the valuation compared with March 31, 2010.

b.	Obtaining and relying on data regarding comparable transactions of generation facilities in the merchant power sector is difficult. Transactions in this sector are private and many details are not made public. Therefore, because of the unique characteristics of power generation facilities and the lack of publicly available details of the transactions, relying on implied multiples from observed transactions is often difficult to do without significant adjustments that are challenging to

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make. As a result, data related to transactions of similar generating units was considered as a test of reasonableness for the income approach rather than a primary valuation approach. The observed transactions column in Exhibit A submitted in RRI's response to comment 22 in the Commission’s letter dated June 25, 2010 was provided by RRI’s independent advisor and was part of the process they used to gather, identify, screen, and conclude on relevant ranges of valuation multiples considered in the valuation of RRI’s generation assets. This process was generally applied to all of the generation facilities. We understand that this approach is often used to validate the market and economic realities of the estimate of future cash flows, and often results in a modification of either the projected cash flows, risk premium applied to the discount rate or other changes in assumptions. The manner with which the market approach information was utilized by the independent advisor in RRI’s March 31, 2010 estimates was a matter of expedience.

In updating the pro forma financial statements as of June 30, 2010, RRI further considered the approach to estimate the fair value of its PP&E. RRI has concluded that the income approach, and in particular, discounted cash flow analysis, is the appropriate methodology to estimate the fair value of the generation facilities. The income approach is employed most often in the valuation of power generation assets in evaluating transactions and for purposes of financial reporting due to the differing age, geographic location, market conditions, asset lives, equipment condition and status of environmental controls of the assets. The market approach was considered, but was ultimately given no weighting due to many of the factors listed as the primary reasons for application of the income approach as well as a lack of proximity of the observed transactions to the valuation date.

Based on the data available to RRI, there were not enough transactions considered to be comparable within close proximity to June 2010. As an example, the last transaction observed involving a gas-fired combined cycle plant in the PJM market for which RRI had data available to calculate implied multiples was announced in March 2009. While this transaction occurred in the PJM region where RRI also owns many gas-fired combined cycle units, the facility that was acquired (Midland Cogeneration Facility) was a cogeneration facility. As a cogeneration facility, it likely has off-take agreements for power, steam or heat, making that transaction unreliable as a guideline or comparable transaction for a merchant facility without such contracts. Prior to the Midland facility transaction, the most recent transaction involving a combined cycle gas facility in PJM for which sufficient data is available was announced in

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September of 2008. This transaction was executed during a period of historically high commodity prices and is not indicative of the fair value of a comparable plant in current market conditions.

As an additional example, the last transaction involving a coal-fired base load facility for which RRI had data available to calculate implied multiples was announced in April 2007 and was located in Texas. All of RRI’s coal-fired facilities are located in the PJM and MISO markets. Of the transactions of coal-fired power plants for which data is available to calculate implied valuation multiples between 2005 and the valuation date, the only transaction in PJM occurred in 2006 and the technology of that facility (Wabash River – an integrated gasification combined cycle (“IGCC”) facility that converts coal into gas) was sufficiently different from RRI’s facilities that even if the transaction date was in 2010, it still could not be considered as comparable to RRI’s coal-fired facilities.

Finally, while there has been a recent acquisition in the PJM market including both coal and gas-fired generation facilities (Calpine Corporation’s purchase of Conectiv Energy), at this time there is not sufficient publicly available information regarding the specific valuations of the individual generation facilities, and the unique characteristics of those facilities, to draw meaningful comparisons that can be applied in the valuation of RRI’s facilities in that region.

In addition to these concerns about transaction date proximity to the valuation date along with the geographical and market differences, the inability to make significantly detailed comparisons, based on information publicly available, for issues such as age, geography, market conditions, physical condition, etc., make relying on guideline transaction data challenging. Given the concerns stated here and the state of the market with respect to commodity prices and concerns regarding the uncertainty of climate change and other environmental regulation, RRI only used the observed transaction data as a test of reasonableness to the conclusions RRI derived in executing the income approach to value the generation facilities.

Based on advice from RRI’s valuation advisor as well as RRI’s efforts to more closely reflect Mirant’s assumptions as the accounting acquirer, the projections of cash flows utilized in the fair value determination of PP&E for the pro forma financial statements as of June 30, 2010 plant level assumptions were refined to reflect the potential for more stringent

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environmental compliance requirements as well as uncertainty related to regulatory, commodity, and macroeconomic conditions.

To clarify the presentation of conclusions reached with regard to the fair value estimate of PP&E included in the pro forma financial statements as of June 30, 2010, Exhibit A1 is attached. Exhibit A1 amends Exhibit A submitted in RRI's response to comment 22 in the Commission’s letter dated June 25, 2010 related to the fair value of PP&E in the pro forma financial statements as of March 31, 2010. Exhibit A1 reflects the estimated June 30, 2010 fair values by plant using the income approach with zero weighting on the market comparable information.

c.	For purposes of the fair value estimates in pro forma financial statements, the independent advisor did not prepare or provide RRI with a valuation report or narrative of valuation other than a summary consistent with the information contained in the Exhibit A submitted in RRI's response to comment 22 in the Commission’s letter dated June 25, 2010. These preliminary valuations will be superseded by complete and final fair value reports as of the close of the merger.
12.	We note in paragraphs eight through 12 of your response to comment 22 in our letter dated June 25, 2010 that you determined the fair value of the acquired plants utilizing both the income and market approaches. We note from the information provided in Exhibit A it appears that for purposes of determining the fair values of the acquired plants you may be using either the income approach or the market approach, whichever is lower in determining the concluded (fair) values for these plants rather than an averaging approach utilizing the range of values suggested under each of these methods. Please explain to us in detail how the method you used is consistent with the guidance in ASC 820-10-35-24 through 28 which states that if multiple valuation approaches are used to measure fair value, the results (respective indications of fair value) shall be evaluated and weighted, as appropriate, considering the reasonableness of the range indicated by those results. If you believe a weighted approach was used, please tell us in detail how you weighted each of these approaches in determining the concluded (fair) values for each of the acquired plants.

Response: Paragraphs eight through 12 of RRI's response to comment 22 in the SEC’s letter dated June 25, 2010 describe the process used to gather, identify, analyze and conclude on relevant ranges of valuation multiples that were considered in the valuation of RRI’s generation assets. These procedures describe the process for developing valuation multiples, which were used as a test of

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reasonableness and to make adjustments to the indications of value developed with the income approach for all generation facilities.

The income approach is employed most often in the valuation of power generation assets in evaluating transactions and for purposes of financial reporting due to the differing age, location, market conditions, asset lives, equipment condition and status of environmental controls of the assets. In updating RRI's valuation of PP&E as of June 30, 2010, RRI concluded that the income approach, and in particular, discounted cash flow analysis, was the most appropriate methodology to estimate the fair value of the generation facilities. RRI considered comparable transaction analysis pursuant to the market approach, but because of challenges in determining comparability of the transactions, lack of a meaningful volume of recent comparable transactions, and because of the state of commodity prices and uncertainty related to environmental regulations, RRI concluded that use of the data gathered related to comparable sales would receive zero weighting and use would be limited to a test of reasonableness of the results indicated in RRI's discounted cash flow analysis. Thus, the price per kilowatt multiples implied by the income approach were compared to the multiples observed in transaction data gathered from transactions observed during the period from 2005 through early 2010 and categorized by fuel and generation type. These comparisons indicated that the multiples implied by the discounted cash flow analysis were within the range of multiples observed in the transaction data sets.
These preliminary valuations will be superseded by complete and final fair value reports as of the close of the merger.
Unaudited Financial Forecasts, page 118
13.	We note your statement that your financial forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. We further note that such information includes the non-GAAP measures EBITDA and Adjusted EBITDA. Please revise this information to include sufficient disclosure that explains the assumptions that are most significant and the key factors upon which the financial results of the entities are dependent. Your disclosures should be revised to clearly show management has a reasonable basis for its assumptions used in preparing the forecasted information. In addition, since you have presented forecasted non-GAAP information, please provide reconciliations to the most comparable forecasted GAAP basis information.

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Response: The disclosure on pages 120 through 122 of Amendment No. 2 has been revised in response to the Staff’s comment. The Staff is respectfully advised that Item 10(e)(6) of Regulation S-K provides that reconciliations to forecasted GAAP basis information are not required with respect to the forecasted non-GAAP information that has been disclosed in Amendment No. 1 pursuant to Item 1015 of Regulation M-A. Question and Answer 101.01 of the Division’s Compliance & Disclosure Interpretations of the rules and regulations on the use of non-GAAP financial measures, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, confirms that the exception from Item 10(e) of Regulation S-K for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A applies even if such non-GAAP financial measures are included in Securities Act registration statements and proxy statements.
14.	We note your response to comment 17 in our letter dated June 25, 2010. Please revise the penultimate sentence in the first paragraph to eliminate the implication that you are not responsible for the accuracy of the information in your prospectus. We would not object if you state that you do not assume responsibility if future results are different from those forecast.
Response: The disclosure on page 120 of Amendment No. 2 has been revised in response to the Staff’s comment.
Opinion of J.P. Securities Inc., page D-1
15.	We note your response to comment 29 in our letter dated June 25, 2010. Although this language does not preclude inclusion of J.P. Morgan’s opinion in the joint proxy statement/prospectus, this statement implies a limitation on reliance by shareholders. Please delete the language in the last paragraph stating that the opinion may not be disclosed, referred to or communicated to any third party or disclosed publicly.
Response: As previously discussed with the Staff, J.P. Morgan’s opinion has been revised in response to the Staff’s comment.
Exhibit 5.1
16.	We note your response to comment 32 in our letter dated June 25, 2010. However, the language still appears to limit reliance as to person. Please delete the words “relied on” in the first sentence in the last paragraph.

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Response: The words “relied on” have been deleted in the opinion set forth as Exhibit 5.1 to Amendment No. 2 response to the Staff’s comment.
Exhibit 8.1
17.	Please clarify in the first paragraph that Wachtell has acted as counsel to Mirant.
Response: The form of tax opinion set forth in Exhibit 8.1 of Amendment No. 2 has been revised in response to the Staff’s comment.
18.	Counsel must opine on the material tax consequences, not the manner in which they are described in the prospectus. Please revise the second paragraph accordingly. Also confirm that the opinion in the prospectus is the opinion of counsel.
Response: In response to the Staff’s comment, the form of Exhibit 8.1 tax opinion of Wachtell, Lipton, Rosen & Katz, counsel to Mirant, has been revised to state that subject to the assumptions, conditions, limitations and qualifications described therein, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The revised form of tax opinion has been filed with Amendment No. 2 and tax counsel will render its Exhibit 8.1 opinion prior to such time as the Registration Statement is declared effective by the Commission.
The Staff is respectfully advised that the U.S. federal income tax consequences set forth in the section entitled “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences to Mirant Stockholders” beginning on page 64 of Amendment No. 2 are based on the conclusions described in the Exhibit 8.1 tax opinion, which is the opinion of counsel.
Exhibit 8.2
19.	Counsel must opine on the material tax consequences, not the manner in which they are described in the prospectus. Please revise the last paragraph on page 2 accordingly, Also confirm that the opinion in the prospectus is the opinion of counsel.

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Response: In response to the Staff’s comment, the form of Exhibit 8.2 tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to RRI, has been revised to state that subject to the assumptions, conditions, limitations and qualifications described therein, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The revised form of tax opinion has been filed with Amendment No. 2 and tax counsel will render its Exhibit 8.2 tax opinion prior to such time as the Registration Statement is declared effective by the Commission.
The Staff is respectfully advised that the U.S. federal income tax consequences set forth in the section entitled “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences to Mirant Stockholders” beginning on page 64 of Amendment No. 2 are based on the conclusions described in the Exhibit 8.2 tax opinion, which is the opinion of counsel.
20.	Please revise the first sentence in the penultimate paragraph, since the qualification relating to “any party as to any tax consequences” of the merger is too broad.
Response: The form of tax opinion set forth in Exhibit 8.2 of Amendment No. 2 has been revised in response to the Staff’s comment.
21.	Please revise the penultimate paragraph to indicate all references to counsel in the filing, including under the Material U.S. Federal Income Tax Consequences section.
Response: The form of tax opinion set forth in Exhibit 8.2 of Amendment No. 2 has been revised in response to the Staff’s comment.
22.	Please either remove the words “as of the date hereof’ in the last paragraph or refile an opinion on the day you want the registration statement to go effective. We also note that counsel assumes no obligation to supplement the opinion; however, the disclosure on page 64 indicates that the tax opinions must be updated. Please revise the last paragraph accordingly.
Response: Skadden, Arps, Slate, Meagher & Flom LLP will render the Exhibit 8.2 tax opinion to RRI prior to such time as the Registration Statement is declared effective by the Commission. The Staff is respectfully advised that the disclosure on Page 64 of Amendment No. 1 refers to the condition to the obligation of RRI to effect the merger that RRI receive a separate written opinion from Skadden,

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Arps, Slate, Meagher & Flom LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. There is no separate obligation to supplement the Exhibit 8.2 tax opinion. However, as noted above and in the disclosure, if either RRI or Mirant waives the merger condition that it receive a separate tax opinion dated as of the closing date, and if the U.S. federal income tax consequences of the merger to Mirant stockholders have materially changed, the parties will recirculate the joint proxy statement/prospectus and resolicit the votes of RRI and Mirant stockholders.
Exhibit 99.3
23.	We note your response to comment 29 in our letter dated June 25, 2010. Please remove the language in the last paragraph relating to subsequent amendments to the Joint Proxy Statement/Prospectus and Amendment No. 1 to the Form S-4 Registration Statement.
Response: The referenced language in the last paragraph of Exhibit 99.3 has been revised in response to the Staff’s comment.
Form 10-K for Fiscal Year Ended December 31, 2009
     You should comply with the comments below in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments we ask for additional information. Please include this information, in your response, in sufficient detail for an understanding of the information.
Financial Statements, page F-1
Note 4. Long-Lived Assets Impairments, page F-17
24.	You state in paragraph four of your response to comment 22 in our letter dated June 25, 2010, that your analyses of fair value were based on only the results of an income approach because of the unique operating characteristics of the plants that were reviewed for impairment. In Note 4 of RRI’s Form 10-K for the fiscal year ended December 31, 2009 and in Note 6 of RRI’s March 31, 2010 Form 10-Q, you disclose that you used only the

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results of an income approach for valuing the four plants for which impairment charges were recorded because you believed no relevant market data existed for these plants. However, your response indicates that for the purposes of determining the valuation adjustments for the combined company’s pro forma financial statements and the purchase price allocation, Mirant and RRI utilized an income approach and applied a market approach utilizing recent comparable transactions. We further note that in Exhibit A you have provided a range of values per kilowatt hour under the market approach for all of the acquired plants including the four plants previously impaired. In light of the market approach data provided in Exhibit A, please explain why you previously determined only the income approach was appropriate for the impaired plants and that no relevant market data existed.
Response: RRI considered both income and market approaches when performing its impairment reviews and concluded that only the income approach was relevant. As disclosed in RRI’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010, RRI’s analyses were based only on the results of the income approach because of the unique operating characteristics of the plants that were reviewed for impairment. RRI’s consideration of market approaches for the four specific plants included a review of publicly available market transactions. RRI noted there were limited market transactions and these transactions were not representative of the age, location, equipment condition, status of environmental controls or commercial status of the RRI plants being fair valued.
The transactions underlying the values in the Market Approach column of Exhibit A submitted in RRI's July 6, 2010 response were not deemed to be relevant in arriving at the estimated fair value of the previously impaired RRI assets in the pro forma financial statements as described in RRI's responses to comments 11 and 12 above and were given a zero weighting.
We acknowledge that if relevant market comparables are available for similar power generation assets at the time of RRI's final purchase price allocation, a market approach will be evaluated and incorporated as appropriate consistent with the guidance in ASC 820.
Note (23) Discontinued Operations, page F-65
25.	We note your response to comment 38 in our letter dated June 25, 2010. It appears from your response that you classified the secured notes and PEDFA

Division of Corporation Finance
August 12, 2010

bonds required to be repaid within liabilities of discontinued operations and the related expenses within discontinued operations based on your inclusion of the related interest expense in discontinued operations pursuant to the accounting guidance in ASC 205-20-45-6 and ASC 205-20-45-8. While we agree that interest expense related to debt required to be repaid as a result of a disposal transaction should be included in discontinued operations, we do not believe this guidance is applicable to determining whether the related debt is a part of the disposal group. Please clarify why you believe the debt is specific to the disposed component and should be presented as a liability of discontinued operations. In addition, we continue to believe that any gain or loss on debt that is required to be extinguished in connection with a sale generally should not be included within discontinued operations if the debt is not specific to the disposed component. In your response, please ensure you quantify the amount of any debt extinguishment gains or losses, such as prepayment penalties and unamortized discounts or premiums, presented in discontinued operations for each period presented.
Response: Pursuant to RRI’s debt agreements, the net proceeds from asset sales of Restricted Subsidiaries (as defined by the 6.75% Senior Secured Notes First Supplemental Indenture dated as of December 22, 2004 and the Pennsylvania Economic Development Financing Authority (PEDFA) Bonds (PEDFA bonds) Guarantee Agreement dated as of December 22, 2004) are required to be applied to the mandatory repayment, redemption and repurchase of its secured debt, which includes the 6.75% senior secured notes (secured notes) and PEDFA bonds.
RERH Holdings, LLC, which held the Texas retail business, was a Restricted Subsidiary. As such, the net proceeds from the sale of the Texas retail business were required to be applied to purchase the secured notes and PEDFA bonds. On February 28, 2009, RRI entered into an agreement related to the sale of its Texas retail business and closed the sale on May 1, 2009. RRI began reporting its Texas retail business as a discontinued operation beginning the first quarter of 2009. Prior to close of the sale and the tender offer to purchase the secured notes and PEDFA bonds, RRI believed that its anticipated offer of the debt would be accepted by the debt holders. The secured notes and PEDFA bonds were trading below their par values. The average quoted prices from February 29, 2009 to May 1, 2009 were $93.07 and $85.59 for the secured notes and PEDFA bonds, respectively. Upon the sale of the Texas retail business, RRI made an offer to purchase the secured notes and PEDFA bonds at their stated par values. RRI offered to purchase in aggregate $261 million of the secured notes and PEDFA bonds and $261 million was tendered in June and July of 2009.

Division of Corporation Finance
August 12, 2010

Based on the above, RRI management concluded that the purchases of the secured notes and PEDFA bonds are a direct result of the Texas retail business sale and therefore the repurchased portions of these debt instruments should be attributed to the disposed component. In reaching this conclusion, RRI analogized to ASC 205-20-45-6 and classified in discontinued operations its debt that was required to be repaid as a result of a disposal transaction (the Texas retail business), the related unamortized deferred financing costs and the write-off of the deferred financing costs in addition to including interest expense on the related debt. As such as of December 31, 2008, $261 million of long-term debt and $5 million of unamortized deferred financing costs were classified as long-term liabilities of discontinued operations and long-term assets of discontinued operations, respectively.
In connection with the purchases of the secured notes and PEDFA bonds, RRI recorded a loss on debt extinguishments of $5 million, $0 and $0 included in income (loss) from discontinued operations during 2009, 2008 and 2007, respectively. The $5 million loss was related to the write-off of deferred financing costs. There were no prepayment penalties or unamortized discounts or premiums recognized related to the repurchase of the secured notes or PEDFA bonds. As RRI concluded that the debt that was required to be repaid as a result of a disposal transaction and related unamortized deferred financing costs should be classified as discontinued operations, RRI also concluded that the write-off of these deferred financing costs should be classified as discontinued operations.
In accordance with ASC 470-50-40-2, a difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. The losses on debt extinguishments recorded as a result of the secured notes and PEDFA bonds purchases represent only the write-off of the deferred financing costs, which RRI believes is akin to interest expense. If RRI had continued to hold these debt instruments, the related amortization of the deferred financing costs would have been classified in interest expense.
In addition, RRI management believes that the classification of debt, unamortized deferred financing costs and write-off of the deferred financing costs and the related interest expense as discontinued operations aligns the presentation of the discontinued operations in the consolidated balance sheets and consolidated statements of operations which makes the financial statements more useful to the users.
However, should the Staff believe that the debt, unamortized deferred financing costs and related write-off of the deferred financing costs should not be classified

Division of Corporation Finance
August 12, 2010

in discontinued operations, RRI thinks that it is probable that based on RRI’s qualitative analysis coupled with its quantitative analysis, these misclassifications would not have changed or influenced the judgment of a reasonable person relying upon the financial statements. Below are certain of the quantitative and qualitative factors that RRI considered in its analysis.
Quantitative Analysis. The changes in RRI’s results of operations for 2009 related to the above-described misclassifications would be as follows:

	2009		Percentage
	If Revised	As Reported	Change
	(in millions)
Debt extinguishments losses	$(13)	$(8)	NM(1)
Total other expense	(196)	(191)	3%
Loss from continuing operations before income taxes	(609)	(604)	1%
Loss from continuing operations	(484)	(479)	1%
Income from discontinued operations	887	882	1%
Net Income	403	403	—

(1)	NM means not meaningful.
Qualitative Analysis. Below are certain qualitative factors evaluated by RRI:
•	The misclassifications do not impact RRI’s results of operations for 2008 or 2007.
•	During 2009, debt extinguishments losses were reduced by $5 million related to the write-off of unamortized deferred financing costs that were classified as discontinued operations and income from discontinued operations was reduced by the same amount. The percentage change of the revised amount of debt extinguishment losses is not meaningful due to the immateriality of this line item (debt extinguishments gains/losses) to the consolidated financial statements take as a whole.
•	The misclassifications do not impact the December 31, 2009 consolidated balance sheet. In the December 31, 2008 consolidated balance sheet, long-term debt has been reduced by $261 million for debt that was required to be repaid as a result of a disposal transaction and thus long-term liabilities of discontinued operations have been increased by the same amount. This reclassification does not impact total liabilities and total liabilities and equity. As further described below, the accounting policy for allocation of debt to the disposed component and related amount of debt that was classified as

Division of Corporation Finance
August 12, 2010

discontinued operations were disclosed in the notes to the consolidated financial statements in RRI’s 2009 Form 10-K.
•	The misclassifications do not hide a failure to meet analysts’ consensus expectations for the enterprise, as the misclassifications did not have an impact on RRI’s net income, open gross margin, open earnings (loss) before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, total assets or total liabilities and equity. RRI uses open gross margin as RRI’s segment profitability measure. RRI also uses open EBITDA and adjusted EBITDA in analyzing and planning for its business. RRI uses these non-GAAP financial measures in communications with investors, analysts, rating agencies, banks and other parties.
•	The misclassifications do not mask a change in earnings or other trends.
•	The misclassifications would not have changed a loss into income or vice versa (see analysis above).
•	The misclassifications would not have affected RRI’s compliance with regulatory requirements; the misclassifications would not have affected RRI’s compliance with loan covenants or other contractual requirements.
•	The misclassifications have no effect on management compensation.
•	The misclassifications do not include concealment of an unlawful transaction.
To ensure there was adequate transparency to the readers of RRI’s 2009 Form 10-K of RRI’s accounting policy for allocation of debt, unamortized deferred financing costs and write-off of deferred financing costs to the disposed component, RRI disclosed the amount of the debt classified in discontinued operations in the following sections of the document:
•	Liquidity and capital resources, page 32
•	Note (7) Debt, pages F-27 and F-28
•	Note (23) Discontinued Operations, pages F-63 and F-64
In addition, RRI disclosed its accounting policy for allocation of unamortized deferred financing costs and the write-off of deferred financing costs to the disposed component in the following section of the document:
•	Note (23) Discontinued Operations, page F-64

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August 12, 2010

RRI has evaluated each of the qualitative and quantitative factors individually and in the aggregate and believes the misclassifications described above would not have changed or influenced the judgment of a reasonable person relying upon the financial statements.

Division of Corporation Finance
August 12, 2010

     RRI acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;
•	the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve RRI from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and
•	RRI may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the foregoing, please do not hesitate to contact me at (202) 371-7000. Please send any future responses by facsimile to RRI at (832) 357-0140 (Attention: Michael L. Jines), Mirant at (678) 579-6770 (Attention: Julia A. Houston), Skadden, Arps, Slate, Meagher & Flom LLP at (713) 655-5200 (Attention: Michael P. Rogan) and Wachtell, Lipton, Rosen & Katz at (212) 403-2218 (Attention: Daniel A. Neff).
Sincerely,
/s/ Michael P. Rogan
Michael P. Rogan

cc:	Michael L. Jines (RRI Energy, Inc.)
Julia A. Houston (Mirant Corporation)
Daniel A. Neff (Wachtell, Lipton, Rosen & Katz)

Exhibit A1
Valuation Summary
RRI Energy, Inc.
ASC 805 Business Combinations
As of June 30, 2010

										Income Approach
		Net Capacity					Capacity	Discount		Fair Value Indication
Tier		(MW)	Fuel Type	Dispatch	ISO/RTO	Location	Factor	Rate	Configuration	($ in thousands)

East Coal
Cheswick		560	Coal	Baseload	PJM	Pennsylvania	79.8%	12.0%	Steam	$372,218
Conemaugh	(A)	281	Coal / Oil	Baseload	PJM	Pennsylvania	87.3%	11.0%	Steam & IC
Elrama		460	Coal	Baseload	PJM	Pennsylvania	18.1%	16.0%	Steam	48,405
Keystone	(A)	284	Coal / Oil	Baseload	PJM	Pennsylvania	88.5%	11.0%	Steam & IC
Portland		570	Coal / Dual / Gas	Baseload & Peaking & Int.	PJM	Pennsylvania	30.4%	14.0%	Steam & CT	114,439
Seward		525	Waste Coal	Baseload	PJM	Pennsylvania	82.1%	11.0%	Fluidized Bed	482,433
Shawville	(A)	603	Coal / Oil	Baseload & Peaking	PJM	Pennsylvania	32.1%	14.0%	Steam & IC
Titus		274	Coal / Dual	Baseload & Peaking	PJM	Pennsylvania	25.7%	14.0%	Steam & CT	27,955
Avon Lake		763	Coal / Oil	Baseload & Peaking	MISO	Ohio	45.1%	14.0%	Steam & CT	89,190
New Castle		333	Coal	Baseload & Peaking	MISO	Pennsylvania	19.2%	16.0%	Steam & IC	2,753
Niles		244	Coal / Gas	Baseload & Peaking	MISO	Ohio	33.3%	16.0%	Steam & CT	26,142

		4,897								1,163,535

East Gas
Aurora		878	Gas	Peaking	PJM	Illinois	4.5%	12.5%	CT	324,534
Blossburg		19	Gas	Peaking	PJM	Pennsylvania	0.3%	12.5%	CT	6,007
Brunot Island		289	Oil / Gas	Peaking & Intermediate	PJM	Pennsylvania	1.0%	12.5%	CT & Comb. Cycle	54,055
Gilbert		536	Dual / Gas	Peaking & Intermediate	PJM	New Jersey	0.0%	13.0%	CT & Comb. Cycle	57,873
Glen Gardner		160	Dual	Peaking	PJM	New Jersey	0.1%	13.0%	CT	21,987
Hamilton		20	Dual	Peaking	PJM	Pennsylvania	0.0%	12.5%	CT	6,270
Hunterstown		60	Dual	Peaking	PJM	Pennsylvania	0.1%	12.5%	CT	14,859
Hunterstown CCGT		810	Gas	Intermediate	PJM	Pennsylvania	41.8%	11.0%	Combined Cycle	511,851
Mountain		40	Dual	Peaking	PJM	Pennsylvania	0.0%	12.5%	CT	13,142
Orrtanna		20	Oil	Peaking	PJM	Pennsylvania	0.0%	12.5%	CT	6,396
Sayreville		224	Dual	Peaking	PJM	New Jersey	1.6%	13.0%	CT	19,340
Shawnee		20	Oil	Peaking	PJM	Pennsylvania	0.0%	12.5%	CT	6,471
Tolna		39	Oil	Peaking	PJM	Pennsylvania	0.0%	12.5%	CT	12,692
Warren		68	Gas	Peaking	PJM	Pennsylvania	0.0%	12.5%	CT	10,978
Werner		212	Oil	Peaking	PJM	New Jersey	0.0%	13.0%	CT	20,719
Shelby		356	Gas	Peaking	MISO	Illinois	3.7%	12.5%	CT	48,227

		3,751								1,135,401

West
Coolwater		622	Gas	Intermediate	California ISO	California	7.5%	12.5%	Steam & Comb. Cycle	48,820
Ellwood		54	Gas	Peaking	California ISO	California	0.0%	12.5%	CT	13,633
Etiwanda		640	Gas	Intermediate	California ISO	California	3.1%	12.5%	Steam	119,789
Mandalay		560	Gas	Intermediate & Peaking	California ISO	California	8.4%	14.0%	Steam & CT	36,422
Ormond Beach		1,516	Gas	Intermediate	California ISO	California	11.9%	14.0%	Steam	162,932

		3,392								381,596

Other
Choctaw		800	Gas	Baseload	Southeast	Mississippi	27.5%	12.5%	Combined Cycle	300,000
Indian River		587	Dual	Intermediate	Southeast	Florida	NA	16.0%	Steam	45,561
Osceola		470	Dual	Peaking	Southeast	Florida	6.5%	12.5%	CT	102,624

		1,857								448,185

Total Capacity (MW)		13,897								3,128,717

REMA Leasehold Improvements (See plants above noted with (A))										90,888
Signal Peak Steam Turbine										10,000
Corporate Assets										20,736

Total										$3,250,341

Exhibit B
Comparison of Undiscounted Cash Flows
RRI Energy, Inc.
(in Millions)
As of June 30, 2010

	ASC 360	Undiscounted		Undiscounted
	undiscounted	Cash Flows		Cash Flows
	cash flows	March 31, 2010	Adjustment due to	June 30, 2010	Adjustment due to
Tier	March 31, 2010	pro forma	Discounting	pro forma	Discounting
East Coal
Cheswick	$1,677	$1,666	$(1,236)	$1,588	$(1,216)
Conemaugh (A)					—
Elrama	239	259	(199)	254	(206)
Keystone (A)					—
Portland	436	300	(176)	229	(115)
Seward	1,621	1,819	(1,254)	1,687	(1,205)
Shawville (A)					—
Titus	111	77	(45)	57	(29)
Avon Lake	513	394	(268)	235	(146)
New Castle	111	84	(63)	30	(27)
Niles	77	127	(95)	133	(107)

	4,785	4,726	(3,336)	4,213	(3,049)

East Gas
Aurora	956	1,419	(1,087)	1,526	(1,201)
Blossburg	12	15	(9)	16	(10)
Brunot Island	152	194	(134)	192	(138)
Gilbert	216	168	(102)	147	(89)
Glen Gardner	95	68	(50)	80	(58)
Hamilton	11	16	(10)	17	(11)
Hunterstown	26	44	(28)	44	(29)
Hunterstown CCGT	1,459	1,688	(1,199)	1,808	(1,296)
Mountain	26	35	(22)	36	(23)
Orrtanna	12	17	(11)	18	(12)
Sayreville	92	68	(49)	81	(62)
Shawnee	14	17	(10)	17	(11)
Tolna	25	34	(21)	35	(22)
Warren	22	38	(27)	39	(28)
Werner	121	89	(66)	98	(77)
Shelby	165	193	(144)	217	(169)

	3,404	4,103	(2,969)	4,371	(3,236)

West
Coolwater	75	110	(58)	91	(42)
Ellwood	13	32	(17)	29	(15)
Etiwanda	43	306	(166)	270	(150)
Mandalay	56	93	(53)	75	(39)
Ormond Beach	515	372	(198)	316	(153)

	702	913	(492)	781	(399)

Other
Choctaw	1,177	1,748	(1,301)	1,834	(1,534)
Indian River	110	102	(56)	(16)	62
Osceola	329	357	(235)	336	(233)

	1,616	2,207	(1,592)	2,154	(1,706)

	$10,507	$11,949	$(8,389)	$11,519	$(8,390)

		Undiscounted	$11,949	Undiscounted	$11,519
		Discounting	(8,389)	Discounting	(8,390)
		Add'l adjustment	(681)	Add'l adjustment	—

		Concluded FV	$2,879	Concluded FV	$3,129

REMA Leasehold Improvements (See plants above noted with (A))